Strategic Partners Mutual Funds, Inc.
Semi-Annual Period ending April 30, 2009
File Number 811-08085

SUB ITEM 77D
Policies With Respect to Security Investment
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U.S. Government Money Market Portfolio, a series of Target Portfolio
Trust

Liquid Assets Fund, a series of Cash Accumulation Trust

Money Market Series, a series of the Dryden Government Securities
Trust

MoneyMart Assets, Inc.

Institutional Money Market Series, a series of
Prudential Institutional Liquidity Portfolio, Inc.

and
Dryden Money Market Fund of Strategic Partners Mutual Funds, Inc.

Supplement dated December 4, 2008 to the Prospectus

This supplement amends the Prospectus of each of the Funds referenced above (the Funds) and is in addition to any existing supplement to a Fund's Prospectus. This supplement should be read in conjunction with each Fund's current Prospectus.

Each Fund currently participates in the U.S. Department of the Treasury's Temporary Guarantee Program for Money Market Funds (the Program), which was scheduled to expire on December 18, 2008, unless extended by the Treasury. On November 24, 2008 the Treasury announced the extension of the Program until April 30, 2009 (the Program Extension) to support ongoing stability in the market. All money market funds that currently participate in the Program and meet the extension requirements are eligible to participate in the Program Extension.

On December 3, 2008, the Board of Directors/Trustees (the Board) of the Funds approved the participation by each of the Funds in the Program Extension. The Program Extension will continue to provide a temporary guarantee to Fund shareholders as of the close of business on September 19, 2008 (Eligible Shareholders) up to the lesser of the number of shares owned by an Eligible Shareholder on September 19, 2008 and the number of shares owned by an Eligible Shareholder upon the occurrence of a decline in a Fund's market-based net asset value to below $0.995 (a Guarantee Event).

Each Fund is responsible for payment of fees required to participate in the Program Extension without regard to any waivers or expense limitation in effect for a Fund. The participation fee for the Program Extension period from December 19, 2008 to April 30, 2009 is 0.015% of a Fund's market-based net asset value as of September 19, 2008.

The Program does not protect shareholders who were not shareholders of a Fund as of the close of business on September 19, 2008. The Program also does not provide coverage for any increase in the number of shares held in an Eligible Shareholder's account that is greater than the number of shares held in such account as of the close of business on September 19, 2008. Generally, if an Eligible Shareholder closes their account with a

Fund or broker-dealer, any future investment in the Fund may not be guaranteed under the Program. Upon any liquidation pursuant to the Program, shares not protected under the Program will receive only net asset value per share.

As a requirement of participation in the Program, each Fund has agreed to liquidate if a Guarantee Event occurs and is not cured, and to complete the liquidation within 30 days of the decline, unless Treasury extends the period.

An Eligible Shareholder will receive in the aggregate $1.00 per protected share upon liquidation of the Fund pursuant to the Program (subject to adjustment and the overall limit of $50 billion currently available under the Program to all money market funds participating in the Program).

The Program Extension will terminate on April 30, 2009, unless extended by the Treasury. The Treasury has the option to renew the Program up to the close of business on September 18, 2009. Upon any additional extension of the Program by the Treasury, the Funds would have to renew their participation under the terms proposed by the Treasury.

Dryden Money Market Fund of Strategic Partners Mutual Funds, Inc. (the Dryden Fund). The merger of the Dryden Fund into MoneyMart Assets, Inc. has been approved by shareholders and is expected to close on or about December 19, 2008. The Program agreement provides that the agreement shall be binding upon and inure to the benefit of the surviving fund (MoneyMart Assets, Inc), subject to certain requirements, so that the Eligible Shareholders of the Dryden Fund may continue to benefit from the Program subsequent to the closing of the merger.